UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35155

Boingo Wireless, Inc.

(Exact name of registrant as specified in its charter)

10960 Wilshire Blvd., 23rd Floor

Los Angeles, California 90024

(310) 586-5180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Boingo Wireless, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BOINGO WIRELESS, INC.

Date: June 10, 2021	By:	/s/ Peter Hovenier
	Name:	Peter Hovenier
	Title:	Chief Financial Officer and Secretary

* On June 2, 2021, White Sands Bidco, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of White Sands Parent, Inc., a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into Boingo Wireless, Inc. (the “Registrant”), pursuant to the terms of the Agreement and Plan of Merger, dated as of February 26, 2021 (the “Merger Agreement”), by and among Parent, Merger Sub and the Registrant. The Registrant was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent.